Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Years Ended December 31,
	June 30, 2011	2010	2009	2008	2007	2006
				($ in thousands)
Fixed charges (1):
Total interest expense	$92,559	$232,096	$427,312	$677,707	$838,072	$615,120
Interest capitalized	—	—	—	—	357	414
Interest portion of rental expense	1,355	3,060	3,250	1,994	1,697	1,327

Total fixed charges	$93,914	$235,156	$430,562	$679,701	$840,126	$616,861

Earnings:
Net income (loss) from continuing operations before noncontrolling interests and income taxes	$48,164	$(161,324)	$(774,530)	$(458,714)	$214,486	$323,580
Fixed charges	93,914	235,156	430,562	679,701	840,126	616,861
Less: Interest capitalized	—	—	—	—	(357)	(414)

Total earnings before fixed charges	$142,078	$73,832	$(343,968)	$220,987	$1,054,255	$940,027

Ratio of earnings to fixed charges (2)	1.5x	0.3x	-0.8x	0.3x	1.3x	1.5x

(1)	Excludes interest related to the application of accounting for uncertain tax positions in accordance with the Income Taxes Topic of the Accounting Standards Codification.

(2)	The earnings for the years ended December 31, 2010, 2009 and 2008 were inadequate to cover fixed charges. The coverage deficiencies for total fixed charges for the years ended December 31, 2010, 2009 and 2008 were $161.3 million, $774.5 million and $458.7 million, respectively.